LAURA ANTHONY, ESQ.	WWW.ALCLAW.COM
CRAIG D. LINDER, ESQ.*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:
CHAD FRIEND, ESQ., LLM	DIRECT E-MAIL: LANTHONY@ALCLAW.COM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*****

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.******

HARRIS TULCHIN, ESQ. *******

*licensed in CA, FL and NY

**licensed in FL and NY

***licensed in CA, DC, MO and NY

****licensed in Missouri

*****licensed in NY and NJ

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

August 2, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	rYojbaba Co., Ltd. – CIK No. 0002012600 Amendment No.1 to Draft Registration Statement on Form F-1 (DRS), submitted June 25, 2024 Registration Statement on Form F-1, submitted August 2, 2024

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated July 3, 2024 to Ryoji Baba, the Chief Executive Officer of rYojbaba Co., Ltd. (the “Company”), providing comments on the above-referenced Amendment No. 1 to Draft Registration Statement on Form, submitted June 25, 2024 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form F-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No.1 to Draft Registration Statement on Form F-1, Submitted June 25, 2024

Osteopathic Industry, page 2

1.	Comment: We note your response to comment 3 and reissue in part. We acknowledge the new disclosure explaining the nature of the Japanese government subsidies; however, please also clarify if the “social problems” the Japanese government subsidy is targeting are the same problems as the labor rights your consulting services specialize in.

Response: In response to the Staff’s comment, we have clarified in the New Filing that the social problems the Japanese government subsidy is targeting are the same problems as the labor rights our consulting services specialize in.

Note to Consolidated Financial Statements

Note 6 – Intangible Assets, page F-14

2.	Comment: For the acquired contracts with 10 customers for HR consulting services from Global HR Technology Co., Ltd. (GHRT), of which your CEO is a shareholder, which was executed on September 15, 2023, please explain the rationale for accounting for the acquisition of customer contracts as intangible assets, how you determined the fair value of these customer contracts, and your consideration for accounting for this transaction as entities under common control. We note in your disclosure on page F-7 the acquisition of Sakai from GHRT, which is controlled by your directors, was accounted for as entities under common control. Also, explain and disclose who is receiving the consideration paid of $1,726,433, and the relationship of your CEO/majority shareholder and board of directors with the ownership and board of GHRT at the time of this transaction. Refer to ASC 805- 50 and ASC 850-10-50.

Response: We respectfully advise the Staff that the acquisition of customer contracts is not classified as a transaction under common control from the following reasoning.

(a) The accounting for this transaction and the relationship of our CEO

As of January 1, 2022, Global HR Technology Co., Ltd. (“GHRT”) was majority-owned by the CEO and director of rYojbaba Co., Ltd., Ryoji Baba (34.35% directly owned by him and 16.04% indirectly owned by him through Great Shine Enterprises Ltd., his asset management company, which Mr. Baba owned 100%). However, on December 29, 2022, Mr. Baba sold all his shares in Great Shine Enterprises Ltd. to a third party. Therefore, Mr. Baba no longer had a 16.04% ownership in GHRT through Great Shine Enterprise Ltd. As a result, Mr. Baba’s remaining ownership interest in GHRT was 34.35% and he no longer had control through his voting interest. Therefore, on and after December 29, 2022, GHRT and rYojbaba Co., Ltd. would no longer be considered under common control under ASC810-10-15-8 and ASC 805-50. Notwithstanding, this transaction should be accounted for as a related party transaction between GHRT and rYojbaba Co., Ltd. under ASC850-10-50. To clarify, we revised Notes 1 and 6 of the audited financial statements for the year ended December 31, 2023 to the Form F-1.

Amendment No.1 to Draft Registration Statement on Form F-1, Submitted June 25, 2024

Osteopathic Industry, page 3

(b) The rationale for accounting

GHRT provides labor consulting services similar to rYojbaba Co., Ltd. and maintained good relationships with customers of the 10 customer contracts. Although the 10 customer contracts lack physical evidence, the acquisition of these customer contracts from GHRT directly provides the benefit of increasing revenues to rYojbaba Co., Ltd. The Company determined to treat and classify these customer contracts as intangible assets other than goodwill under ASC350-30, based on the consideration that it is more appropriate to treat them as intangible assets, not as an expense, as these customer contracts are estimated to provide future economic benefit to the Company.

In accordance with ASC 805-50-30-2, asset acquisition, in which the consideration given is cash, is measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. In addition, the Company determined to measure the customer contracts and related customer relationship at cost based on the guidance, KPMG Handbook Asset Acquisitions.

(c) The fair value determination and the receiver of consideration

In accordance with ASC 350-30, Mr. Baba, the CEO, considered the historical experience in the customer relationships that occurred when the customers were customers of GHRT. As the CEO had historical experience on the 10 customer contracts, he determined and negotiated with the GHRT management, the recipient of cash consideration, a cash sales price of 269,346,000 yen (US$1,726,433) including consumption tax which was paid.

The negotiation estimated an acquisition fair value based on the annual consulting fees multiplied by 7 years since the HR services are recurring work. It was estimated that the consulting services are expected to be renewed every year and continue over 7 years.

In terms of the historical service periods, management analyzed contract periods for the 10 contracts based on both the service history and market information in the consulting industry in Japan, which is presented in the footnotes of listed consulting companies’ disclosure regarding customer relationship acquisitions. While the average service period for the 10 contracts was 4.2 years as of the succession subject to the history, the period was 12.1 years subject to the market information. Considering these results of the analysis, management assessed that value based on the consulting period should be determined from 4 years to 12 years.

Based on the analysis above, the Company concluded that the acquisition price should have been calculated by multiplying the annual consulting fee of GHRT by 7 years, which is almost in the middle of the range from 4 years to 12 years.

If the Staff has any further comments regarding registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Robert Shapiro /U.S. Securities and Exchange Commission
Lyn Shenk /U.S. Securities and Exchange Commission
Nicholas Nalbantian /U.S. Securities and Exchange Commission
Dietrich King /U.S. Securities and Exchange Commission
Ryoji Baba / rYojbaba Co., Ltd.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ●

PHONE: 561-514-0936 ● FAX 561-514-0832